EXHIBIT 2
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[Desc Logo]                               FOR IMMEDIATE RELEASE

                                            Contact:    DESC
                                                        Arturo D'Acosta Ruiz
                                                        Mariana Alvarez  Neder
                                                        011 525 261 8000
                                                        desc@mail.desc.com.mx
                                                                 - or -
                                                        CITIGATE DEWE ROGERSON
                                                        Mikhal Stein
                                                        305 381 6500
                                                        mstein@cg-mi.com

                   DESC ANNOUNCES PREPAYMENT OF US$120 MILLION
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                              UNSECURED TERM LOAN
                              -------------------


MEXICO CITY, MEXICO, January 18, 2000 DESC (NYSE:DES) today announced today the prepayment of its US$120 million syndicated loan due January 14th 2001.

The loan had a term of two years and a fixed interest rate of Libor plus 375 basis points. The financial institutions participating in the loan include Citibank as administrative agent, J.P. Morgan as syndication agent, Banco Bilbao Vizcaya, Credit Suisse First Boston, Chase Manhattan Bank, ING Barings, J. P. Morgan and Salomon Smith Barney as Arrangers, Banco Inbursa, Banque Nationale de Paris/Mexico as Managers and Comerica Bank, The First National Bank of Chicago and GE Capital as Co-Managers.

The funds used for the payment were mainly obtained from the sale of Grupo Campi, S.A. de C.V.

The objective of the transaction follows Desc's strategy of reducing its debt level and high rate financing costs.





DESC S.A. DE C.V.
PASEO DEL LOS TAMARINDOS 400-B
BOSQUES DE LAS LOMAS
05120 MEXICO D.F.
WWW.DESC.COM.MX